As filed with the Securities and Exchange Commission on July 24, 2006	Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933, AS AMENDED, FOR AMERICAN DEPOSITARY SHARES
EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

SANDVIK AB
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

Kingdom of Sweden
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

388 Greenwich Street, 14th Floor
New York, New York 10013
(212) 816-6690
(Address, including zip code, and telephone number, including area code, of Depositary’s principal executive offices)

Richard M. Askin
President and Chief Financial Officer
Sandvik, Inc.
1702 Nevins Road,
P.O. Box 428,
Fair Lawn, NJ 07410-0428
(Name, address, including zip code, and telephone number, including area code of agent for service)

___________________________
Copies to:

Marlee S. Myers, Esq. Morgan, Lewis & Bockius LLP One Oxford Centre, 32nd Floor 301 Grant Street Pittsburgh, PA 15219 (412) 560-3399	Patricia Brigantic, Esq. Citibank, N.A. 388 Greenwich Street, 19th Floor New York, New York 10013 (212) 816-0885

_____________________________________

It is proposed that this filing become effective under Rule 466:

☐	immediately upon filing.
☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box ☐ ..

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares, each representing one Non-Restricted B Share, quota value 1.20 SEK per share, of Sandvik AB	50,000,000	$5.00	$2,500,000.00	$267.50
*	Each unit represents 100 American Depositary Shares.
**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such receipts evidencing such American Depositary Shares.

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This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

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PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt ("Receipt") Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal office		Face of Receipt – Introductory paragraph.

2.	Title of American Depositary Receipts and identity of deposited securities		Face of Receipt - Top center and introductory paragraph.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt – Upper right corner, introductory paragraph.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt – Paragraphs 2 and 3.

	(iii)	The collection and distribution of dividends	Reverse of Receipt – Paragraph 1.

	(iv)	The transmission of notices, reports and proxy soliciting material	Reverse of Receipt – Paragraph 3.

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs 1 and 2.

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Reverse of Receipt – Paragraphs 1 and 4.

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt – Paragraphs 9 and 10. (no provision for extension).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Reverse of Receipt – Paragraph 5.

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs 2, 3, and 4.

	(x)	Limitation upon the liability of the depositary	Reverse of Receipt – Paragraphs 7 and 8.

3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Face of Receipt – Paragraph 6.

Item 2. AVAILABLE INFORMATION			Face of Receipt - Paragraph 9.

2(a) Sandvik AB (the “Company”) furnishes the United States Securities and Exchange Commission (the “Commission”) with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. These reports and other information can be retrieved from the Commission’s website at www.sec.gov and copied at public reference facilities maintained by the Commission located at 100 F. Street, N.E., Washington, D.C. 20549.

PROSPECTUS

THE PROSPECTUS CONSISTS OF THE FORM OF AMERICAN DEPOSITARY RECEIPT INCLUDED AS EXHIBIT A TO THE AMENDMENT NO. 1 TO DEPOSIT AGREEMENT FILED AS EXHIBIT (A)(II) TO THIS FORM F-6 REGISTRATION STATEMENT AND IS INCORPORATED HEREIN BY REFERENCE.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(i) Deposit Agreement, dated as of November 7, 1986, among Sandvik AB (the “Company”), Citibank, N.A. as depositary (the “Depositary”), and all holders from time to time of American Depositary Receipts issued thereunder (including the form of American Depositary Receipt (“ADR”) to be issued thereunder). -- Filed herewith as Exhibit (a)(i).

(a)(ii) Form of Amendment No. 1 to Deposit Agreement, among the Company, the Depositary, and all holders from time to time of American Depositary Receipts issued thereunder (including the form of ADR to be issued thereunder). – Filed herewith as Exhibit (a)(ii).

(b) Any other agreement, to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. -- None.

(c) Every material contract relating to the deposited securities between the Depositary and the Company in effect within the last three years. -- None.

(d) Opinion of counsel to the Depositary, as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

(e) Certification under Rule 466. -- None.

(f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. Set forth on signature pages hereto.

Item 4. UNDERTAKINGS

a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

b) If the amount of fees charged are not disclosed in the prospectus, the Depositary hereby undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., on behalf of the legal entity created by the Deposit Agreement dated as of November 7, 1986, as proposed to be amended by the Form of Amendment No. 1 to Deposit Agreement, among Sandvik AB, Citibank, N.A., as depositary, and all Holders of American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 24th day of July, 2006.

Legal entity created by the Deposit Agreement, as proposed to be amended by the Form of Amendment No. 1 to Deposit Agreement, for the issuance of American Depositary Receipts evidencing American Depositary Shares representing one Non-Restricted B Share, quota value 1.20 SEK per share, of Sandvik AB.

CITIBANK, N.A., as Depositary

By:	/s/ Susanna Ansala

Name:	Susanna Ansala
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Sandvik AB certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Sandviken, Sweden, on the 8th day of June, 2006.

SANDVIK AB

By:	/s/ Per Nordberg

Name:	Per Nordberg
Title:	Executive Vice President and Chief Financial Officer (Chief Accounting Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Per Nordberg, Executive Vice President and Chief Financial Officer (Chief Accounting Officer) of Sandvik AB, Sandviken, Sweden, to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney(s)-in-fact and agent(s) full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney(s)-in-fact and agent(s), or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the following capacities on June 8, 2006.

Name	Title

/s/ Lars Pettersson	President and Chief Executive Officer, Director

Lars Pettersson

/s/Per Nordberg	Executive Vice President and Chief Financial Officer (Chief Accounting Officer)

Per Nordberg

/s/ Georg Ehrnrooth	Director

Georg Ehrnrooth

/s/ Clas Ake Hedstrom	Director

Clas Ake Hedstrom

/s/ Sigrun Hjelmquist	Director

Sigrun Hjelmquist

Director

Egil Myklebust

/s/ Anders Nyren	Director

Anders Nyren

/s/ Fredrik Lundberg	Director

Fredrik Lundberg

Director

Hanne de Mora

/s/ Thomas Kärnström	Director

Thomas Kärnström

/s/ Goran Lindstedt	Director

Goran Lindstedt

/s/ Richard M. Askin	Authorized Representative in the United States

Richard M. Askin President and Chief Financial Officer Sandvik, Inc.

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Deposit Agreement dated as of November 7, 1986

(a)(ii)	Form of Amendment No. 1 to Deposit Agreement

(d)	Opinion of counsel to the Depositary